Northern Lights Fund Trust III

17605 Wright Street

Omaha, NE 68130

January 29, 2015

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust III (CIK No. 0001537140, File Nos. 333- 178833; 811- 22655) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust III (the “Trust”) has determined that the Post-Effective Amendment filed pursuant to Rule 485(b) on its behalf on January 28, 2015 (accession number SEC Accession No. 0001580642-15-000397) (the "Amendment") was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to me at (631) 470-2688 or Christopher Moore at Thompson Hine LLP, counsel to the Trust at (614) 469-3266.

Very truly yours,
/s/ Eric Kane______________
Eric Kane Esq.
Secretary, Northern Lights Fund Trust III